09012132



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 11-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2008

or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ______________

Commission File No. 1-6479-1

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

OSG Ship Management, Inc. Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

Overseas Shipholding Group, Inc.
666 Third Avenue
New York, New York 10017

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN
FORM 11-K

TABLE OF CONTENTS


| | | Page No. |
|---|---|---|
| Financial Statements: | | |
| | Report of Independent Registered Public Accounting Firm | 2 |
| | Statements of Net Assets Available for Benefits | 3 |
| | Statements of Changes in Net Assets Available for Benefits | 4 |
| | Notes to Financial Statements | 5 |
| | Supplemental Schedules: | |
| | Schedule of Assets (Held at End of Year) | 14 |
| Signature | | 15 |
| Exhibits: | | |
| 23.1 | Consent of Independent Registered Public Accounting Firm | 16 |

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

*Report of Independent Registered Public Accounting Firm*

The Plan Administrator and Participants
OSG Ship Management, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of OSG Ship Management, Inc. Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of OSG Ship Management, Inc. Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic 2008 financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
June 26, 2009

**OSG SHIP MANAGEMENT, INC.**
**SAVINGS PLAN**
**STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS**
**DECEMBER 31, 2008 AND 2007**

| ASSETS | 2008 | 2007 |
|---|---|---|
| Investments, at fair value | $ 39,622,786 | $ 36,205,887 |
| Participant loans, at fair value | 575,540 | 257,840 |
| | 40,198,326 | 36,463,727 |
| Receivables: | | |
| Employer's contributions | 2,211 | - |
| | 2,211 | - |
| Net assets available for benefits at fair value | 40,200,537 | 36,463,727 |
| Adjustment from fair value to contract value for interest in collective investment fund relating to fully benefit-responsive investment contracts | 118,586 | (42,132) |
| Net assets available for benefits | $ 40,319,123 | $ 36,421,595 |

See Notes to Financial Statements.

**OSG SHIP MANAGEMENT, INC.**
**SAVINGS PLAN**
**STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS**
**YEARS ENDED DECEMBER 31, 2008 AND 2007**

| | 2008 | 2007 |
|---|---|---|
| Investment income/(loss): | | |
| Net appreciation/(depreciation) in fair value of investments | $(12,907,773) | $ 896,577 |
| Dividend and interest income | 1,626,118 | 2,175,936 |
| Total investment income/(loss) | (11,281,655) | 3,072,513 |
| Participant conversions into the plan | 220,273 | 634,053 |
| Contributions: | | |
| Participants | 2,596,428 | 1,767,210 |
| Employer | 3,643,265 | 2,692,599 |
| Total contributions | 6,239,693 | 4,459,809 |
| Transfers from Maritrans Inc. plan | 10,793,799 | - |
| Total additions | 5,972,110 | 8,166,375 |
| Deductions from net assets attributable to: | | |
| Distributions to participants | 2,068,151 | 3,169,444 |
| Other charges | 6,431 | 13,712 |
| Total deductions | 2,074,582 | 3,183,156 |
| Net increase in plan assets | 3,897,528 | 4,983,219 |
| Net assets available for benefits: | | |
| Beginning of year | 36,421,595 | 31,438,376 |
| End of year | $ 40,319,123 | $ 36,421,595 |

See Notes to Financial Statements.

# OSG SHIP MANAGEMENT, INC.
# SAVINGS PLAN
# NOTES TO FINANCIAL STATEMENTS

## Note 1 - Description of Plan:

The following brief description of OSG Ship Management, Inc. Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

**General:**
The Plan, which was amended and restated as of January 1, 1997 (with certain amendments effective as of subsequent dates), is a defined contribution plan covering substantially all employees of OSG Ship Management, Inc. (the "Company") who have thirty days of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2006, the Company amended and restated the Plan to provide for a new employer contribution account and to provide for a special employer contribution account for participants who are fifty or older on January 1, 2006. The rights and benefits of any participant who retired or whose employment was terminated prior to January 1, 2006 shall be determined by the provisions of the Plan in existence at the time of such retirement or such termination of employment.

Effective January 1, 2007, the Company amended and restated the Plan to provide for the merger of the Profit Sharing and Savings Plan of Maritrans Inc. with and into the Plan effective as of March 24, 2008.

**Contributions:**
Participants may make basic pre-tax contributions to the Plan of up to 6% of compensation, as defined. A participant may also make supplemental pre-tax contributions, the amount of which depends upon the participant's salary. A participant's total contributions in any year may not exceed the maximum amounts for that year as specified in Sections 401(k) and 415 of the Internal Revenue Code and regulations thereunder. Matching contributions are made by the Company as a percentage of the participant's basic contributions and at the discretion of the Company. Effective January 1, 2006, the Company makes contributions in an amount equal to 6% of compensation, as defined, plus during the five years ending December 31, 2010 for each of those employees who are 50 or older as of January 1, 2006, an additional amount calculated as a specified percentage of compensation based on such participant's age. Effective January 1, 2002, a participant's maximum annual addition to the Plan is limited to an amount not greater than the lesser of 100% of the participant's

## Note 1 - Description of Plan (continued):

compensation for that year or $40,000, as adjusted. Effective January 1, 2006, contributions with respect to an after-tax savings option can no longer be made.

**Participant accounts:**
Participants' funds are kept in their own separate pre-tax and company contribution accounts. Each participant's pre-tax account is credited with the participant's contribution and the company matching contribution, if any, is credited to the participant's company contribution account. Net investment gain or loss in each mutual fund or collective fund is allocated to each participant's account in proportion to account balances, as defined. Forfeitures of terminated participant's nonvested company contribution accounts are used to reduce the Company's future contributions. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $18,057 and $313, respectively. These accounts will be used to reduce future employer contributions. Also, in 2008, employer contributions were reduced by $145,212 from forfeited nonvested accounts.

**Vesting:**
Participants are immediately vested in their pre-tax account, catch-up contribution account, special employer contribution account, after-tax account and rollover account. Participants are vested in their matching contribution account and employer contribution account upon the completion of three years of continuous service, at normal retirement date, or upon becoming totally and permanently disabled.

**Participant loans:**
Any participant can request from the Plan a loan not to exceed the lesser of (i) the total value of the participant's pre-tax contribution account, catch-up contribution account, after-tax account, special employer contribution account, the vested portion of the matching contribution account and rollover account, (ii) one-half the combined total of the participant's vested accounts, or (iii) $50,000, with this amount further reduced by the highest outstanding balance of any other loan to the participant under the Plan during the last twelve months, as defined. The loan must comply with various terms and conditions including transfer of the amount of the loan from the participant's pre-tax account to a loan fund, which will be pledged as security for the loan. Participant loans are repaid through payroll withholding.

**Note 1 - Description of Plan (continued):**

**Payment of benefits:**
Upon termination of service, participants will receive the vested value of their accounts either in a lump sum distribution or in installments over a period which can range from three to ten years. The date of the initial payment of benefits may commence at anytime after retirement, death (or total and permanent disability) or termination, but not later than the calendar year in which the participant attains age 70 ½. The plan also provides that on or after a participant's $60^{th}$ birthday, an active employee may withdraw all of the value of his or her vested accounts under the Plan in a lump sum. Participants with an interest in the Company Stock Fund may elect to receive distributions of their interest in such fund in either cash or common stock of the Overseas Shipholding Group, Inc. (see Note 4).

**Tax status:**
The most recent determination letter received from the Internal Revenue Service, dated November 1, 2002, ruled that the Plan, as amended, constituted a qualified plan under the provisions of the Internal Revenue Code. The Plan has been subsequently amended. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

**Note 2 - Summary of Significant Accounting Policies:**

**Basis of presentation:**
The accompanying financial statements are prepared on the accrual basis of accounting.

**Use of estimates:**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates and assumptions.

**Note 2 - Summary of Significant Accounting Policies (continued):**

As described in Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsible Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective investment fund as well as the adjustment of the investment in the collective investment fund from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

**Investment valuation and income recognition:**
Substantially all investments are stated at fair value. Investments in mutual funds are valued at quoted market prices. The collective investment fund is an investment fund that invests primarily in investment contracts issued by insurance companies and commercial banks, which are carried at fair value. The Plan's interest in the collective investment fund is valued based on information reported by the investment advisor using the audited financial statements of the collective investment fund. The Company Stock Fund (see Note 4) follows unit accounting. The value of a participant's account in the Company Stock Fund is based on the quoted market price of Overseas Shipholding Group, Inc. stock as well as interest accrued on the balance held in cash.

Changes in the fair value of investments during the year are reflected in the statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Purchases and sales of securities are recorded on the date the transaction order is executed. Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned.

**Note 2 - Summary of Significant Accounting Policies (continued):**

**Fair Value Measurements:**
In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In early 2008, the FASB issued Staff Position FAS 157-2, "Effective Date of FASB Statement No. 157", which delays by one year, the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities. The Plan has adopted the portion of SFAS 157 that has not been delayed as of the beginning of its 2008 Plan year and plans to adopt the balance of its provisions as of the beginning of its 2009 Plan year.

On January 1, 2008, the Plan adopted the methods of fair value as described in SFAS 157 to value its financial assets and liabilities. As defined in SFAS 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

**Note 2 - Summary of Significant Accounting Policies (continued):**

In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial assets and liabilities carried at fair value at December 31, 2008 are classified in the table below in one of the three categories described above:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Mutual Funds | $30,315,732 | | | $30,315,732 |
| Collective Investment Fund | | $7,780,410 | | 7,780,410 |
| Company Stock Fund | | 1,526,644 | | 1,526,644 |
| Participant loans | | | $575,540 | 575,540 |
| Total assets at fair value | $30,315,732 | $9,307,054 | $575,540 | $40,198,326 |

Investments in Mutual Funds are valued using market prices on active markets (Level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. The Collective Investment Fund and the Company Stock Fund are designated as Level 2 instruments and the valuations are based upon the underlying investments and contracts. Participant loans are designated as Level 3 investments and are valued based upon the payment history and default rates of participant loans held by the Plan.

Changes in assets and liabilities measured at fair value using Level 3 inputs for the year ended December 31, 2008 are as follows:

| | Balance, January 1, 2008 | Net Realized and Unrealized Gains (Losses) | Purchases, Sales and Settlements (Net) | Net Transfers In and/or (Out) of Level 3 | Balance, December 31, 2008 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Participant loans | $ 257,840 | $ - | $ 317,700 | $ - | $ 575,540 |
| Totals | $ 257,840 | $ - | $ 317,700 | $ - | $ 575,540 |

**Note 2 - Summary of Significant Accounting Policies (continued):**

**Payment of benefits:**
Benefits are recorded when paid.

**Note 3 – Investments:**

All of the investments of the Plan are held by Vanguard Fiduciary Trust Company (the "Trustee") under a Trust Agreement. The Trustee executes all investment transactions of the Plan. The participants are able to direct the investment of funds credited to their accounts on a daily basis.

The following table presents investments, at fair value, that represent 5% or more of the Plan's net assets at either December 31, 2008 or 2007:

| | 2008 | 2007 |
|---|---|---|
| Vanguard 500 Index Fund | $ 3,699,881 | $ 2,696,595 |
| Vanguard International Growth Fund | 1,315,036 | 2,506,337 |
| Vanguard Prime Money Market Fund | 5,805,753 | 3,273,681 |
| Vanguard Emerging Market Stock Index | 1,052,294 | 2,017,734 |
| Vanguard Wellington Fund | 4,602,922 | 3,434,853 |
| Vanguard Windsor II Fund | 1,822,357 | 2,974,304 |
| Vanguard Retirement Savings Trust | 7,780,410 | 5,035,812 |
| PIMCO Total Return Fund | 2,098,057 | 1,136,525 |

**Note 3 - Investments (continued):**

The Plan's investment assets appreciated (depreciated) in fair value as determined by quoted market prices as follows:

| | 2008 | 2007 |
|---|---|---|
| Company Stock Fund | $ (411,907) | $ 322,055 |
| Goldman Sachs Mid Cap Value Fund | (341,974) | (50,022) |
| Janus Small Cap Value Fund | (344,142) | (118,482) |
| Marisco Focus Investment Fund | (472,746) | 21,270 |
| MSIFT Midcap Growth Advisor | (346,425) | 123,766 |
| Oakmark Select Fund | (125,145) | (90,134) |
| PIMCO All Asset Fund | (134,800) | 1,903 |
| PIMCO Total Return Fund | (153,165) | 33,035 |
| Rainer Small/Mid Cap Value Fund | (501,399) | 39,821 |
| Vanguard 500 Index Fund | (2,077,279) | 107,332 |
| Vanguard Emerging Mkts-Stock Index Fund | (1,197,103) | 414,962 |
| Vanguard Explorer Fund | (219,269) | (10,668) |
| Vanguard International Growth Fund | (1,289,179) | 126,403 |
| Vanguard International Value Fund | (762,325) | 94,116 |
| Vanguard Mid-Cap Index Fund | (321,809) | 23,895 |
| Vanguard PRIMECAP Fund | (386,639) | 36,079 |
| Vanguard Target Retirement 2005 Fund | (53,083) | (460) |
| Vanguard Target Retirement 2015 Fund | (168,029) | 24,638 |
| Vanguard Target Retirement 2025 Fund | (424,145) | 16,684 |
| Vanguard Target Retirement 2035 Fund | (441,189) | 3,657 |
| Vanguard Target Retirement 2045 Fund | (127,724) | 19,106 |
| Vanguard Target Retirement Income | (39,646) | 15,113 |
| Vanguard Total Bond Market Index Fund | (10,472) | 6,398 |
| Vanguard Wellington Fund | (1,433,088) | 14,569 |
| Vanguard Windsor II Fund | (1,125,091) | (278,459) |
| | $ (12,907,773) | $ 896,577 |

**OSG SHIP MANAGEMENT, INC.**
**SAVINGS PLAN**
**NOTES TO FINANCIAL STATEMENTS**

**Note 4 - Related Party Transactions:**

Certain services are rendered to the Plan by the Company, at no cost to the Plan. The Plan investments include shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan's trustee. Plan investments also include the Company Stock Fund, which invests in shares of Overseas Shipholding Group, Inc., the parent of OSG Ship Management, Inc.

**Note 5 - Plan Termination:**

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

**Note 6 - Risks and Uncertainties:**

The Plan invests in various investment securities. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

**Note 7 – Plan Merger:**

During March 2008, the Profit Sharing and Savings Plan of Maritrans Inc. was merged into the Plan. Maritrans Inc. was acquired by Overseas Shipholding Group, Inc. on November 28, 2006. As a result of this merger, the Plan received $10,793,799 in assets transferred in from the Profit Sharing and Savings Plan of Maritrans Inc., including $148,345 in participant loans.

# OSG SHIP MANAGEMENT, INC.
# SAVINGS PLAN
# EIN #13-3589004
# Plan #002

## SCHEDULE OF ASSETS (HELD AT END OF YEAR)
## (Schedule H, Part IV, Line 4i)
## DECEMBER 31, 2008

| Identity of Issuer, Borrower, Lessor, or Similar Party | Investment Description | Fair Value |
|---|---|---|
| *Overseas Shipholding Group, Inc. | Company Stock Fund | $ 1,526,644 |
| Goldman Sachs Mid Cap Value Fund | Mutual Fund | 689,866 |
| Janus Small Cap Value Fund | Mutual Fund | 919,267 |
| Marisco Focus Investment Fund | Mutual Fund | 638,017 |
| MSIFT Midcap Growth Advisor | Mutual Fund | 408,507 |
| Oakmark Select Fund | Mutual Fund | 212,546 |
| PIMCO All Asset Fund | Mutual Fund | 366,080 |
| PIMCO Total Return Fund | Mutual Fund | 2,098,057 |
| Rainer Small/Mid Cap Value Fund | Mutual Fund | 472,461 |
| *Vanguard 500 Index Fund | Mutual Fund | 3,699,881 |
| *Vanguard Emerging Mkts-Stock Index Fund | Mutual Fund | 1,052,294 |
| *Vanguard Explorer Fund | Mutual Fund | 360,957 |
| *Vanguard International Growth Fund | Mutual Fund | 1,315,036 |
| *Vanguard International Value Fund | Mutual Fund | 1,058,355 |
| *Vanguard Mid-Cap Index Fund | Mutual Fund | 514,049 |
| *Vanguard PRIMECAP Fund | Mutual Fund | 702,388 |
| *Vanguard Prime Money Market Fund | Mutual Fund | 5,805,753 |
| *Vanguard Target Retirement 2005 Fund | Mutual Fund | 227,095 |
| *Vanguard Target Retirement 2015 Fund | Mutual Fund | 541,100 |
| *Vanguard Target Retirement 2025 Fund | Mutual Fund | 1,011,512 |
| *Vanguard Target Retirement 2035 Fund | Mutual Fund | 1,012,323 |
| *Vanguard Target Retirement 2045 Fund | Mutual Fund | 266,841 |
| *Vanguard Total Bond Market Index Fund | Mutual Fund | 262,154 |
| *Vanguard Target Retirement Income Fund | Mutual Fund | 255,914 |
| *Vanguard Wellington Fund | Mutual Fund | 4,602,922 |
| *Vanguard Windsor II Fund | Mutual Fund | 1,822,357 |
| *Vanguard Retirement Savings Trust | Collective Investment Fund | 7,780,410 |
| | | 39,622,786 |
| Participant loans (maturity dates ranging from 2009 through 2013, with interest ranging from 5% to 9.75%) | Loan | 575,540 |
| Totals | | $ 40,198,326 |

* Party-in-interest.

Cost information not required for participant directed investments.

See Report of Independent Registered Public Accounting Firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

By ______________________________
Myles R. Itkin
Member of Savings Plan Committee

Date: June 26, 2009

EXHIBIT 23.1

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-95029) of Overseas Shipholding Group, Inc. pertaining to OSG Ship Management, Inc. Savings Plan of our report dated June 26, 2009 on our audit of the financial statements and supplemental schedules of OSG Ship Management, Inc. Savings Plan as of December 31, 2008 and 2007 and for the years then ended, which is included in this Annual Report on Form 11-K.

J.H. Cohn LLP

New York, New York
June 26, 2009